August 13, 2019

Jayson Panopio
Chief Executive Officer
IJascode Handsoff Marketing System, LLC
333 Lantana Street, Suite 126
Camarillo, CA 93010

       Re: IJascode Handsoff Marketing System, LLC
           Offering Circular on Form 1-A
           Filed on July 19, 2019
           File no. 024-11044

Dear Mr. Panopio:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed July 19, 2019

Financial Statements, page 1

1. Please provide a condensed balance sheet for the fiscal year ended December 31, 2017.
      Refer to Part F/S (b)(3) in the instructions for Form 1-A.
2. Please provide a condensed statement of operations, condensed statement of changes in stockholder's equity, and a condensed statement of cash flows for the fiscal years ended
      December 31, 2018 and December 31, 2017. Refer to Part F/S (b)(4) in the instructions for Form 1-A.
 Jayson Panopio
FirstName LastNameJayson Panopio LLC
IJascode Handsoff Marketing System,
Comapany NameIJascode Handsoff Marketing System, LLC
August 13, 2019
August 13, 2019 Page 2
Page 2
FirstName LastName
Financial Statements
Notes to the Unaudited Financial Statements
Summary of Significant Accounting Policies
Revenue recognition, page 5

3. We note your disclosure that you have not recognized any revenues since your inception.
         Please revise your revenue recognition disclosure to address how you account for your sales as presented in your condensed statements of operations. Provisions in our charter documents and in Delaware law could discourage a takeover., page 14

4. Please revise your risk factor heading to reference California law, as opposed to Delaware law.
5. We note that your forum selection provision identifies the Court of Chancery of the State of California as the exclusive forum for certain actions involving the Company. Please disclose whether this provision applies to actions arising under the Securities Act or
         Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please add risk factor disclosure and also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
6. We note the reference to mandatory arbitration under your corporate bylaws, but find no such provision there. Please advise or revise.
The elimination of monetary liability against our directors, officers, and employees under
Delaware law...may discourage lawsuits., page 16

7. Please revise your risk factor heading to reference that your indemnification provisions exist under California law, as opposed to Delaware law.
Plan of Distribution, page 19

8. We note that you will conduct sales of your securities on a best efforts basis by your officers, directors, and employees, and that the ijascode website will be the exclusive means by which prospective investors may subscribe in the offering. Please provide us with your analysis as to the availability to you of Rule 3a4-1 of the Exchange Act,
 Jayson Panopio
FirstName LastNameJayson Panopio LLC
IJascode Handsoff Marketing System,
Comapany NameIJascode Handsoff Marketing System, LLC
August 13, 2019
August 13, 2019 Page 3
Page 3
FirstName LastName
         "Associated persons of an issuer deemed not to be brokers."
Selling Securityholders, page 21

9. We note that several of your selling shareholders appear to be affiliates of the company.
         Please revise at Part I, Item 4 of your offering circular to indicate that the proposed offering involves the resale of securities by affiliates of the issuer, which you currently indicate as "No."
Management's discussion and analysis of financial conditions and results of operations, page 30

10. We note your disclosure that you generated no revenue for the year ended December 31,
         2018. You present a Condensed Statement of Operations for the six months ended June
         30, 2019 and 2018 which shows sales and gross profit for the periods presented. Please expand your MD&A discussion to include the revenue section or revise as appropriate.
Choice of Forum, page 41

11. Please revise to confirm that your choice of forum is the Court of Chancery of the State of
         California, not Delaware. Likewise, please address here our related comment 5 above.
General

12. Please revise your signature page to indicate who is signing in the capacity of principal accounting officer. Please refer to Form 1-A, "Instructions to Signatures, I."
13. We note that you have not included a legal opinion in your list of Exhibits. Please confirm that you will file a legal opinion as an exhibit to your filing prior to requesting qualification of your offering circular. Please refer to Form 1-A,
Part III. Exhibits, Item
         17.12, "Opinion re. Legality."
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Charles Eastman, Staff Accountant, at 202-551-3794, or Robert S.
Littlepage, Accounting Branch Chief, at if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-
3415, or Celeste M. Murphy, at 202-551-3257, with any other questions.
 Jayson Panopio
IJascode Handsoff Marketing System, LLC
August 13, 2019
Page 4



FirstName LastNameJayson Panopio                    Sincerely,
Comapany NameIJascode Handsoff Marketing System, LLC
                                                    Division of Corporation
Finance
August 13, 2019 Page 4                              Office of
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